UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO 13d-1(a) AND AMENDMENTS
                       THERETO FILED PURSUANT TO 13d-2(a)

                        Synovis Life Technologies, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   090923103
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                        James F. Rice, Managing Director
                         c/o Aim High Enterprises, Inc.
                         600 Longwater Drive, Suite 204
                               Norwell, MA 02061
                                 (781) 635-1121

-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 9, 2002
-------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
                       (Continued on the following pages)

                              (Page 1 of 9 Pages)
----------------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



--------- -----------------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Kairos Partners, LP (Tax ID: 04-3521249)
          Kairos Partners II, Limited Partnership (Tax ID: 45-0484772)

--------- -----------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                    (A) [ ]
                                    (B) X
--------- -----------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -----------------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          WC--SEE ITEM 3
--------- -----------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(D) OR 2(E)
                                        [ ]
--------- -----------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Kairos Partners, LP is a Delaware limited partnership.
          Kairos Partners II, Limited Partnership is a Delaware limited partnership.

--------------------------------- ---------- ------------------------------------------------------
                                     7       SOLE VOTING POWER

                                             None
NUMBER OF                         ---------- ------------------------------------------------------
SHARES                               8       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                                     433,900 shares - Kairos Partners, LP - See Item 5
EACH                                         46,500 shares - Kairos Partners II, Limited Partnership
REPORTING                                    - See Item 5
PERSON WITH
                                  ---------- ------------------------------------------------------
                                     9       SOLE DISPOSITIVE POWER

                                             None
                                  ---------- ------------------------------------------------------
                                    10       SHARED DISPOSITIVE POWER

                                             433,900 shares - Kairos Partners, LP - See Item 5
                                             46,500 shares - Kairos Partners II, Limited Partnership
                                              - See Item 5
--------- -----------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          433,900 shares - Kairos Partners, LP - See Item 5
          46,500 shares - Kairos Partners II, Limited Partnership - See Item 5
--------- -----------------------------------------------------------------------------------------


--------- -----------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
          (SEE INSTRUCTIONS)          [ ]
          Not Applicable.
--------- -----------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.0% (based on 9,557,070 shares of Common Stock outstanding as of September 3, 2002, as reported by the Issuer in its Form 10-Q for the quarter ended July 31, 2002).
--------- -----------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          Kairos Partners, LP-- PN (limited partnership)
          Kairos Partners II, Limited Partnership--PN (limited partnership)

--------- -----------------------------------------------------------------------------------------



ITEM 1.     SECURITY AND ISSUER


(a) This statement relates to the common stock, $0.01 par value per share, of Synovis Life Technologies, Inc. (the "Common Stock").

(b)     Address:     c/o Synovis Life Technologies, Inc.

                     2575 University Avenue
                     St. Paul, MN 55114

ITEM 2.     IDENTITY AND BACKGROUND


Kairos Partners
---------------

1.    (a)   Kairos Partners, LP is a limited partnership organized under the laws of the State of Delaware ("Kairos Partners").

      (b)   Address:     c/o Aim High Enterprises, Inc.
                         600 Longwater Drive, Suite 204
                         Norwell, MA 02061

      (c)   Principal Business:  Investments

      (d) During the last five years, Kairos Partners has not been convicted in a criminal proceeding.

      (e) During the last five years, Kairos Partners was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2.    (a)   Kairos Partners GP,LLC,a limited liability company organized under the laws of the State of Delaware ("Kairos GP"). Kairos GP is the general partner of Kairos Partners.

      (b)   Address:     c/o Aim High Enterprises, Inc.
                         600 Longwater Drive, Suite 204
                         Norwell, MA 02061

      (c)   Principal Business:  Investments

      (d) During the last five years, Kairos GP has not been convicted in a criminal proceeding.

      (e) During the last five years, Kairos GP was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


3.    (a)   Aim High Enterprises, Inc. ("Aim High") is a corporation organized under the laws of the State of Delaware. Aim High is the managing member of Kairos GP.

      (b)   Address:     Aim High Enterprises, Inc.
                         600 Longwater Drive, Suite 204
                         Norwell, MA 02061

      (c)   Principal Business:  Investments

      (d) During the last five years, Aim High has not been convicted in a criminal proceeding.

      (e) During the last five years, Aim High was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

4.    (a)   John White, a U.S. citizen, is the sole stockholder of Aim High and is also the sole managing member of Kairos II (see below).

      (b)   Address:     c/o Aim High Enterprises, Inc.
                         600 Longwater Drive, Suite 204
                         Norwell, MA 02061

      (c) During the last five years, Mr. White has not been convicted in a criminal proceeding.

      (d) During the last five years, Mr. White has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Kairos Partners II
------------------

1.    (a)   Kairos Partners II, Limited Partnership is a limited partnership organized under the laws of the State of Delaware ("Kairos
            Partners II").

      (b)   Address:     c/o Aim High Enterprises, Inc.
                         600 Longwater Drive, Suite 204
                         Norwell, MA 02061

      (c)   Principal Business:  Investments

      (d) During the last five years, Kairos Partners II has not been convicted in a criminal proceeding.

      (e) During the last five years, Kairos Partners II was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2.    (a)   Kairos II, LLC is a limited liability corporation organized under the laws of the State of Delaware ("Kairos II"). Kairos II is the general partner for Kairos Partners II. John White is the managing member of Kairos II.

      (b)   Address:     c/o Aim High Enterprises, Inc.
                         600 Longwater Drive, Suite 204
                         Norwell, MA 02061

      (c)   Principal Business:  Investments

      (d) During the last five years, Kairos II has not been convicted in a criminal proceeding.

      (e) During the last five years, Kairos II was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.    (a)   John White is the sole managing member of Kairos II and the sole stockholder of Aim High (see Item 4 above).


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     The amount of funds used in acquiring the Common Stock was $3,933,610.00. The source of these funds was Kairos Partners and Kairos Partners II's current cash equivalent assets (working capital).

ITEM 4.  PURPOSE OF TRANSACTION:

     At the time that Kairos Partners and Kairos Partners II acquired the shares of Common Stock which are reported hereby, such shares were acquired for investment purposes. Kairos Partners and Kairos Partners II reserve the right from time to time to acquire additional shares, or to dispose of some or all of its shares.

      (a)   Not applicable

      (b)   Not applicable

      (c)   Not applicable.

      (d)   Not applicable.

      (e)   Not applicable.

      (f)   Not applicable.

      (g)   Not applicable.

      (h)   Not applicable.

      (i)   Not applicable.

      (j)   Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER:

     a) The following list sets forth the aggregate number and percentage (based on 9,557,070 shares of Common Stock outstanding as of September 3, 2002, as reported by the Issuer in its Form 10-Q for the quarter ended July 31, 2002) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of October 9, 2002:


---------------------------------------- ---------------------------------- ---------------------------------
Name                                     Shares of Common Stock             Percentage of Beneficial
                                         Beneficially Owned                 Ownership
---------------------------------------- ---------------------------------- ---------------------------------


---------------------------------------- ---------------------------------- ---------------------------------

---------------------------------------- ---------------------------------- ---------------------------------
Kairos Partners, LP                      433,900                            4.5%
---------------------------------------- ---------------------------------- ---------------------------------
Kairos Partners II, Limited              46,500                             0.5%
Partnership
---------------------------------------- ---------------------------------- ---------------------------------
John White (1)                           480,400                            5.0%
---------------------------------------- ---------------------------------- ---------------------------------


-----------------------

(1) The reporting person disclaims beneficial ownership of these securities except to the extent of his/its equity interest therein.

(b) Kairos Partners has sole power to vote and to dispose of 433,900 shares of Common Stock, representing 4.5% of the outstanding Common Stock.

      Kairos Partners II has sole power to vote and to dispose of 46,500 shares of Common Stock, representing 0.5% of the outstanding Common Stock.

      John White, by virtue of being (i) the sole stockholder of Aim High, which is the managing member of Kairos Partners and (ii) the managing member of Kairos II, which is the general partner of Kairos Partners II, may be deemed to have shared power to vote and to dispose of 480,400 shares of Common Stock, representing 5.0% of the outstanding Common Stock.

(c) The following is a description of all transactions in shares of Common Stock of the Issuer by the reporting person identified in Item 2 of this Schedule 13D effected from January 16, 2002 to October 9, 2002:

      See Appendix A.

(d)   Not applicable

(e)   Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

      Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               October 18, 2002
                                              --------------------------------
                                              (Date)

                                               /s/ James F. Rice
                                              --------------------------------
                                              (Signature)

                                              James F. Rice

                                   Appendix A


The shares of Common Stock were purchased by Kairos Partners and Kairos Partners II in the open market.

Kairos Partners
Share Acquisition History
Synovis Life Technologies
2002
                               Date                    Purchase      Per Share
                             Purchased    Shares         Price         Price

                             1/16/2002        600         $4,394.00    $7.32
                             1/16/2002     20,000       $150,000.00    $7.50
                             1/17/2002     17,500       $137,900.00    $7.88
                             1/18/2002     27,500       $221,375.00    $8.05
                             1/22/2002      5,000        $40,500.00    $8.10
                             1/23/2002     12,500       $101,875.00    $8.15
                             1/24/2002      7,500        $61,050.00    $8.14
                             1/28/2002      2,500        $20,375.00    $8.15
                             1/29/2002     10,000        $81,300.00    $8.13

                                         ----------- --------------- ----------
    Total for January 2002                103,100       $818,769.00    $7.94
                                         ----------- --------------- ----------

                             2/4/2002      10,000        $81,400.00    $8.14
                             2/5/2002       2,500        $20,350.00    $8.14
                             2/6/2002       2,200        $17,956.00    $8.16
                             2/7/2002       3,000        $24,454.00    $8.15
                             2/7/2002       2,600        $21,194.00    $8.15
                             2/7/2002       2,500        $20,204.00    $8.08
                             2/8/2002       3,100        $25,021.00    $8.07
                             2/8/2002       3,000        $23,974.00    $7.99
                             2/8/2002       2,500        $20,054.00    $8.02
                             2/8/2002       2,500        $19,979.00    $7.99
                             2/8/2002       1,000         $8,064.00    $8.06
                             2/12/2002     10,000        $80,000.00    $8.00
                             2/16/2002      6,200        $50,286.00    $8.11
                             2/16/2002      3,400        $27,408.00    $8.06
                             2/19/2002     15,000       $118,500.00    $7.90
                             2/20/2002     30,000       $239,700.00    $7.99

                                         ----------- --------------- ----------
   Total for February 2002                 99,500       $798,544.00    $8.03
                                         ----------- --------------- ----------

                             3/6/2002       5,900        $46,614.00    $7.90
                             3/6/2002       4,100        $32,025.00    $7.81
                             3/6/2002       2,300        $17,967.00    $7.81
                             3/6/2002         500         $3,964.00    $7.93
                             3/7/2002      10,000        $81,100.00    $8.11
                             3/7/2002       1,900        $15,413.00    $8.11
                             3/7/2002       1,300        $10,547.00    $8.11
                             3/7/2002       1,000         $8,104.00    $8.10
                             3/7/2002       1,000         $8,064.00    $8.06
                             3/8/2002       1,800        $14,422.00    $8.01
                             3/8/2002      12,000        $96,240.00    $8.02
                             3/11/2002      7,300        $60,302.00    $8.26
                             3/11/2002      2,500        $20,529.00    $8.21
                             3/11/2002      1,000         $8,214.00    $8.21
                             3/11/2002        800         $6,534.00    $8.17
                             3/11/2002      1,000         $8,130.00    $8.13
                             3/12/2002     13,000       $111,020.00    $8.54
                             3/13/2002     25,000       $219,250.00    $8.77

                               Date                    Purchase      Per Share
                             Purchased    Shares         Price         Price

                             3/14/2002      7,800        $70,278.00    $9.01
                             3/14/2002      4,000        $36,044.00    $9.01
                             3/14/2002      3,000        $27,034.00    $9.01
                             3/14/2002      2,800        $25,226.00    $9.01
                             3/14/2002      2,400        $21,620.00    $9.01
                             3/14/2002      2,000        $18,024.00    $9.01
                             3/14/2002      2,000        $17,972.00    $8.99
                             3/14/2002      1,400        $12,611.00    $9.01
                             3/14/2002        800         $7,206.00    $9.01
                             3/14/2002        700         $6,307.00    $9.01
                             3/14/2002        600         $5,408.00    $9.01
                             3/14/2002        200         $1,806.00    $9.03
                             3/14/2002     21,500       $192,640.00    $8.96
                             3/15/2002      4,300        $38,747.00    $9.01
                             3/15/2002      4,000        $36,044.00    $9.01
                             3/18/2002      3,500        $31,539.00    $9.01
                             3/18/2002      1,800        $16,312.00    $9.06
                             3/18/2002      1,000         $9,054.00    $9.05
                             3/18/2002        500         $4,524.00    $9.05
                             3/19/2002      3,600        $32,620.00    $9.06
                             3/19/2002      3,000        $26,904.00    $8.97
                             3/19/2002      3,000        $26,284.00    $8.76
                             3/19/2002      2,500        $22,518.00    $9.01
                             3/19/2002      2,500        $22,479.00    $8.99
                             3/19/2002      1,500        $13,369.00    $8.91
                             3/19/2002      1,500        $13,365.00    $8.91
                             3/19/2002      1,500        $13,219.00    $8.81
                             3/19/2002      1,300        $11,652.00    $8.96
                             3/19/2002      1,300        $11,548.00    $8.88
                             3/19/2002      1,200        $10,683.00    $8.90
                             3/19/2002      1,200        $10,672.00    $8.89
                             3/19/2002      1,000         $9,000.00    $9.00
                             3/19/2002      1,000         $8,985.00    $8.99
                             3/19/2002        900         $8,074.00    $8.97
                             3/19/2002        600         $5,342.00    $8.90
                             3/19/2002        500         $4,489.00    $8.98
                             3/19/2002        500         $4,439.00    $8.88
                             3/19/2002        500         $4,414.00    $8.83
                             3/19/2002        300         $2,711.00    $9.04
                             3/19/2002        100           $901.00    $9.01
                             3/21/2002      2,000        $16,964.00    $8.48
                             3/21/2002      1,500        $13,174.00    $8.78
                             3/21/2002      1,500        $12,844.00    $8.56
                             3/21/2002      1,500        $12,784.00    $8.52
                             3/21/2002      1,100         $9,669.00    $8.79
                             3/21/2002      1,000         $8,524.00    $8.52
                             3/21/2002      1,000         $8,524.00    $8.52
                             3/21/2002      1,000         $8,484.00    $8.48
                             3/21/2002        800         $6,926.00    $8.66

                               Date                    Purchase      Per Share
                             Purchased    Shares         Price         Price

                             3/21/2002        500         $4,404.00    $8.81
                             3/21/2002        500         $4,314.00    $8.63
                             3/21/2002        400         $3,522.00    $8.81
                             3/21/2002        400         $3,512.00    $8.78
                             3/21/2002        400         $3,508.00    $8.77
                             3/25/2002      1,500        $12,724.00    $8.48
                             3/25/2002      1,000         $8,514.00    $8.51
                             3/25/2002        600         $5,084.00    $8.47
                             3/27/2002      2,500        $20,654.00    $8.26
                             3/27/2002      2,500        $20,654.00    $8.26
                             3/27/2002      2,500        $20,529.00    $8.21
                             3/27/2002      2,500        $20,529.00    $8.21
                             3/27/2002      1,500        $12,544.00    $8.36
                             3/27/2002      1,500        $12,439.00    $8.29
                             3/27/2002      1,500        $12,394.00    $8.26
                             3/27/2002      1,000         $8,314.00    $8.31
                             3/27/2002      1,000         $8,314.00    $8.31
                             3/27/2002      1,000         $8,264.00    $8.26
                             3/27/2002      1,000         $8,264.00    $8.26

                                         ----------- --------------- ----------
     Total for March 2002                 221,400     $1,906,877.00    $8.61
                                         ----------- --------------- ----------

                             4/4/2002       1,000         $7,874.00    $7.87
                             4/4/2002       1,000         $7,764.00    $7.76
                             4/4/2002       1,000         $7,764.00    $7.76
                             4/4/2002         900         $7,016.00    $7.80
                             4/8/2002       1,000         $7,624.00    $7.62
                             4/8/2002       1,000         $7,584.00    $7.58
                             4/8/2002       1,000         $7,554.00    $7.55
                             4/16/2002      1,000         $7,314.00    $7.31
                             4/16/2002      1,000         $7,264.00    $7.26
                             4/16/2002        500         $3,689.00    $7.38
                             4/17/2002        500         $3,819.00    $7.64

                                         ----------- --------------- ----------
     Total for April 2002                   9,900        $75,266.00    $7.60
                                         ----------- --------------- ----------

                                         ----------- --------------- ----------
Total Purchases - KP I                    433,900     $3,599,456.00    $8.30
                                         ----------- --------------- ----------


                             9/24/2002      2,500        $17,745.00    $7.10
                             9/24/2002        500         $3,539.00    $7.08
                             9/24/2002        300         $2,099.00    $7.00
                             9/24/2002        200         $1,422.00    $7.11
                             9/24/2002        100           $707.00    $7.07
                             9/24/2002      2,500        $18,000.00    $7.20
                             9/25/2002        700         $5,082.00    $7.26
                             9/25/2002        600         $4,364.00    $7.27
                             9/25/2002        500         $3,636.50    $7.27
                             9/25/2002        300         $2,187.50    $7.29

                               Date                    Purchase      Per Share
                             Purchased    Shares         Price         Price

                             9/25/2002        100           $722.00    $7.22
                             9/26/2002        500         $3,619.00    $7.24
                             9/26/2002        300         $2,180.60    $7.27
                             9/30/2002      1,500        $10,894.00    $7.26
                             9/30/2002      1,000         $7,264.00    $7.26
                             9/30/2002      1,000         $7,264.00    $7.26
                             9/30/2002        700         $5,089.00    $7.27

                                         ----------- --------------- ----------
   Total for September 2002                13,300        $95,814.60    $7.20
                                         ----------- --------------- ----------

                             10/1/2002        700         $5,089.00    $7.27
                             10/1/2002        600         $4,364.00    $7.27
                             10/1/2002        500         $3,636.50    $7.27
                             10/1/2002        500         $3,636.50    $7.27
                             10/1/2002        500         $3,636.50    $7.27
                             10/1/2002        500         $3,636.50    $7.27
                             10/1/2002        500         $3,636.50    $7.27
                             10/1/2002        400         $2,900.00    $7.25
                             10/1/2002        300         $2,175.00    $7.25
                             10/1/2002        200         $1,450.00    $7.25
                             10/1/2002        100           $724.90    $7.25
                             10/3/2002      1,000         $7,264.00    $7.26
                             10/3/2002        900         $6,539.00    $7.27
                             10/3/2002        500         $3,637.00    $7.27
                             10/3/2002        500         $3,637.00    $7.27
                             10/3/2002        500         $3,627.00    $7.25
                             10/4/2002      2,500        $18,125.00    $7.25
                             10/7/2002      2,500        $18,075.00    $7.23
                             10/8/2002      5,000        $36,050.00    $7.21
                             10/9/2002     15,000       $106,500.00    $7.10

                                         ----------- --------------- ----------
    Total for October 2002                 33,200       $238,339.40    $7.18
                                         ----------- --------------- ----------

                                         ----------- --------------- ----------
Total Purchases - KP II                    46,500       $334,154.00    $7.19
                                         ----------- --------------- ----------


                                         ----------- --------------- ----------
Grand Total - KP I & II                   480,400     $3,933,610.00    $8.19
                                         =========== =============== ==========